Exhibit 99.1

AMTD Digital Inc. Reports on Half Year Performance with a 1,085.9% Increase in Revenue

●	AMTD Digital Achieved 1,085.9% Increase in Revenue compared to prior period in 2024

●	Total Assets Amounted to US$899.1 million (US$7.17/share)

●	Net Assets Amounted to US$548.0 million (US$4.34/ share)

PARIS & NEW YORK, October 31, 2025

AMTD Digital Inc. (“AMTD Digital” or the “Company”, NYSE: HKD), a NYSE listed company and also a comprehensive digital solutions and global hospitality and VIP services platform headquartered in France, announces its unaudited financial results for the six months ended April 30, 2025.

Highlights of Half Year Financial Results

●

Since October 2024, the Company consolidated The Generation Essentials Group (“TGE”, NYSE: TGE) as subsidiary and hence TGE operating businesses have been integrated into the Group. The Company continues to focus on the development of our core business in hospitality and VIP services and to invest in the new core segment in media and entertainment.

●	Our total revenue for the six months ended April 30, 2025 increased by 1,085.9% from US$6.2 million in the comparable period of 2024 to US$73.2 million. We have achieved continuous growth in our focused business areas. This demonstrates our resilience and strategic development as we position ourselves for future opportunities.

●	Our fashion, arts and luxury media advertising and marketing services income reached US$10.0 million for the six months ended April 30, 2025. We have consolidated the businesses of L’Officiel and The Art Newspaper under TGE since October 2024, and brought significant growth to our media and entertainment segment.

●	Our hotel operations, hospitality and VIP services income increased from US$5.0 million in the comparable period of 2024 to US$13.6 million for the six months ended April 30, 2025, representing an increase of 172.4% growth as a result of additional contribution recognized from our hotel operations.

●	We recorded a total of US$47.9 million of dividend income and fair value gain on financial assets measured at fair value through profit or loss for the six months ended April 30, 2025.

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Chairman of the board and audit committee of the Company, said “We are confident in delivering to all shareholders our solid financial results with significant growth momentum and business potentials for our next stage of developments. We are committed to deliver long-term values to all of our shareholders.

Xavier Zee, Chief Financial Officer, said “We are thrilled to celebrate the consolidation of TGE with outstanding achievements across the hospitality, media, and entertainment sectors in the last quarter of 2024. Our team’s dedication and innovative approach have driven exceptional results, reaffirming our commitment to excellence and growth in these vibrant industries. We look forward to expanding our footprints in different parts of the world, developing IP related businesses and reaching new heights together.”

Financial Results for the Six Months Ended April 30, 2025

Revenue

Our revenue for the six months ended April 30, 2025 reached US$73.2 million, as compared with US$6.2 million recorded for the comparable period in 2024. The increase was primarily attributable to: -

●	Fashion, arts and luxury media advertising and marketing services income was US$10.0 million for the six months ended April 30, 2025, compared to US$4.4 million for the comparable period in 2024. We have consolidated the businesses of L’Officiel and The Art Newspaper under TGE since October 2024 and brought significant growth to our media and entertainment segment.

●	Hotel operations, hospitality and VIP services income increased from US$5.0 million in the comparable period in 2024 to US$13.6 million for the six months ended April 30, 2025, representing a 172.4% growth mainly attributable to the additional contribution recognized from our hotel operations.

●	Net fair value changes on financial assets at fair value through profit or loss represented a gain of US$47.9 million for the six months ended April 30, 2025. The increase was mainly attributable to the unrealized gain on our investment portfolio.

Employee Benefit Expense

Staff costs for the six months April 30, 2025 increased significantly from US$2.2 million in the comparable period in 2024 to US$8.6 million primarily due to the additional contribution from our hotel operations and consolidation of TGE since October 2024.

Depreciation and Amortization

Depreciation and amortization for the six months ended April 30, 2025 increased from US$2.1 million as compared to the same period in prior year to US$4.7 million, primarily attributable to the additional charges relating to the hotel properties.

Finance Costs

Finance costs for the six months ended April 30, 2025 increased by 51.7% compared to the comparable period in 2024 to US$6.1 million, primarily due to the increase in outstanding bank borrowings balance and an interest-bearing amount due to a non-controlling shareholder.

Other Expenses

Other expenses for the six months ended April 30, 2025 increased from US$4.3 million in the comparable period in 2024 to US$11.0 million, primarily attributable to the additional operating costs associated with our hotel operations and the consolidation of TGE since October 2024 and also in line with the increase in revenue generated from our hotel and hospitality segment and media and entertainment segment.

Other Income

Other income increased from US$5.1 million in the comparable period in 2024 to US$10.7 million for the six months ended April 30, 2025, mainly due to higher interest income driven by an increase in outstanding balances owed by the group companies during the current period.

Other Gains and Losses, net

Other gains and losses for the six months ended April 30, 2025 changed significantly from a gain of US$35.5 million in 2024 to a loss of US$0.3 million for the six months ended April 30, 2025. The change was primarily due to a one-off gain in the prior period from the disposal of certain subsidiaries principally engaged in digital solution services.

Profit For the Period

Profit for the six months ended April 30, 2025 increased by 49.5% as compared to the comparable period in 2024 to US$51.5 million, mainly resulting from the additional contribution recognized from our hotel and hospitality businesses, the consolidation of TGE since October 2024, and the significant fair value gain on our investment portfolio.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED APRIL 30, 2024 AND 2025

	Six months ended April 30,
	2024	2025
	US$’000	US$’000
	(unaudited)

Revenue from contracts with customers	6,170	25,310
Dividend income	-	352
Changes in fair value on financial assets measured at fair value through profit or loss	(1)	47,498
Total revenue	6,169	73,160
Employee benefits expense	(2,157)	(8,633)
Advertising and promotion expense	(69)	(331)
Premises and office expenses	(40)	(108)
Legal and professional fee	(257)	(394)
Depreciation and amortization	(2,066)	(4,653)
Finance costs	(4,022)	(6,100)
Other expenses	(4,331)	(10,996)
Other income	5,056	10,664
Other gains and losses, net	35,474	(336)
PROFIT BEFORE TAX	33,757	52,273
Income tax credit (expense)	655	(811)
PROFIT FOR THE PERIOD	34,412	51,462

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	27	828
Share of other comprehensive expenses of joint ventures	(202)	-

Item that will not be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	150	360
OTHER COMPREHENSIVE (EXPENSE) INCOME FOR THE PERIOD	(25)	1,188
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	34,387	52,650

Profit for the period attributable to:
Owners of the company	35,172	27,072
Non-controlling interests	(760)	24,390
	34,412	51,462

Total comprehensive income for the period attributable to:
Owners of the company	34,142	28,213
Non-controlling interests	245	24,437
	34,387	52,650

EARNINGS PER SHARE
Basic (US$)	0.46	0.22
Diluted (US$)	0.46	0.22

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT OCTOBER 31, 2024 AND APRIL 30, 2025

	October 31, 2024	April 30, 2025
	US$’000	US$’000
	(audited)	(unaudited)
ASSETS
Current assets
Accounts receivable	6,645	8,643
Prepayments, deposits and other receivables	2,666	3,903
Amount due from AMTD Group	1,548	223,705
Financial assets at fair value through profit or loss	12,123	61,759
Fiduciary bank balances	709	723
Cash and bank balances	60,861	44,633
Total current assets	84,552	343,366

Non-current assets
Property, plant and equipment	274,448	297,904
Intangible assets	119,255	119,520
Financial assets at fair value through profit or loss	24,676	138,328
Total non-current assets	418,379	555,752
Total assets	502,931	899,118

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,590	5,675
Other payables and accruals	10,000	9,691
Bank borrowings	83,374	72,549
Amounts due to non-controlling shareholders	63,893	64,143
Contract liabilities	1,184	552
Lease liabilities	-	284
Income tax payable	2,602	3,149
Total current liabilities	162,643	156,043

Non-current liabilities
Bank borrowings	174,224	187,179
Provision for replacement of hotel properties	1,653	1,934
Lease liabilities	-	268
Deferred tax liabilities	5,652	5,664
Total non-current liabilities	181,529	195,045
Total liabilities	344,172	351,088
Equity
Share capital	8	13
Treasury shares	(635,233)	(295,511)
Reserves	653,695	619,685
Total equity attributable to owners of the Company	18,470	324,187
Non-controlling interests	140,289	223,843
Total equity	158,759	548,030
Total liabilities and equity	502,931	899,118

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